

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

<u>Via Email</u>
Jodi L. Beal
Chief Financial Officer
Fairmount Bancorp, Inc.
8216 Philadelphia Road
Baltimore, MD 21237

  Re: **Fairmount Bancorp, Inc.**
    Form 10-Q for Fiscal Quarter Ended December 31, 2012
    Filed February 13, 2013
    File No. 000-53996

Dear Ms. Beal:

  We have reviewed your supplemental response to our letter dated February 22, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended December 31, 2012</u>

<u>Notes to Consolidated Financial Statements (Unaudited)</u>

<u>Note 3. Securities, page 13</u>

1. We note the sale of your state and municipal securities portfolio in the three months ended December 31, 2012. We further note classification of these securities as available-for-sale in the narrative on page 14. From the table on page 13, it appears these securities were held-to-maturity at September 30, 2012. Please tell us the specific circumstances surrounding the sale of these securities and clarify your disclosure that these securities were classified as available-for-sale at the time of sale. Refer to ASC 320-10-25-6 through 18.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3492 if you have questions regarding our comments.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant